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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)*

                             Telemundo Group, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock Series A Par Value $.01
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  87943M 30 6
             -----------------------------------------------------
                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
     Reliance Group Holdings, Inc., Park Avenue Plaza, New York, NY 10055
                                (212) 909-1100
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 18, 1995
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP No. 87943M 30 6                                          Page 2 of 8 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RELIANCE GROUP HOLDINGS, INC.
     13 3082071

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  / /
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                     7  SOLE VOTING POWER
 NUMBER OF                994,269 (including currently exercisable warrants to
  SHARES                  purchase 38 shares of the Security)
BENEFICIALLY
  OWNED BY           8  SHARED VOTING POWER
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                  994,269 (including currently exercisable warrants to
   WITH                   purchase 38 shares of the Security)

                     10 SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      994,269 (including currently exercisable warrants to purchase 38 shares of the Security)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.9%

14  TYPE OF REPORTING PERSON*
      HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     The following information amends or supplements, as the case may be,  the information previously filed by Reliance Group
Holdings, Inc. ("RGH") relating to the ownership by it and its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule l3D.

ITEM 2.  Identity and Background.

     Item 2 is amended by deleting therefrom, the reference to Dean
W. Case, who is no longer a director of RGH. Item 2 is further amended to reflect that approximately 45.8% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts.


ITEM 4.  Purpose of Transaction.

     On August 22, 1995, Reliance Insurance Company ("RIC"), a wholly owned subsidiary of RGH, sent a letter to the Issuer requesting registration under the Securities Act of 1933, as amended, of an aggregate of 994,269 shares of the Security pursuant to the Registration Rights Agreement dated as of December 30, 1994, between the Issuer, RIC and certain other parties. A copy of the letter requesting registration is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 5.  Interest in Securities of the Issuer.

     Below is a list of sales of Securities made by RGH or its subsidiaries during the past sixty days. During such period, there were no purchases of Securities by RGH, RIC or United Pacific Insurance Company, a wholly owned subsidiary of RIC ("UPIC"). The Securities beneficially owned total 994,269 shares (including currently exercisable warrants to purchase 6 and 32 shares of the Security owned directly by RGH and RIC, respectively) and, to the best knowledge of RGH based on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1995, comprise approximately 9.9% of the Securities outstanding (and approximately 18% of the Common Stock, Series A of the Issuer outstanding based on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1995).
Of the 994,269 shares beneficially owned by RGH, 82 shares
(including currently exercisable warrants to purchase 6 shares of

                                 3

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the Security) are owned directly by RGH, 300,459 shares (including currently exercisable warrants to purchase 32 shares of the Security) are owned directly by RIC and 693,728 shares are owned directly by UPIC. Each of RGH, RIC and UPIC has sole voting and dispositive power over all of the shares of the Security directly owned by it.

                                       Number of   Price Per
Date               Company              Shares       Share
- ----      --------------------------   ---------   ---------
8/16/95   Reliance Insurance Company     10,000      15.625
8/17/95   Reliance Insurance Company     10,000      15.625
8/18/95   Reliance Insurance Company     50,000      15.625
8/18/95   Reliance Insurance Company     35,000      15.750

     Each of the sales of the Security described in the above table were made in ordinary brokerage transactions.

ITEM 7.  Exhibits.

     1. Letter dated August 21, 1995 from RIC to the Issuer requesting registration of the remaining shares of the Security held by RGH, RIC and UPIC.

                                 4

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 1995

                              RELIANCE GROUP HOLDINGS, INC.

                              By:      /s/ James E. Yacobucci
                                  ---------------------------------
                                         James E. Yacobucci
                                  Senior Vice President-Investments

                                 5

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                            EXHIBIT INDEX

Exhibit 1. Letter dated August 21, 1995 from RIC to the Issuer requesting registration of the remaining shares of the Security held by RGH, RIC and UPIC.

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